(212) 756-2519                                         robert.goldstein@srz.com



                                January 17, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention:        Celeste M. Murphy, Esq.
                  Special Counsel
                  Office of Mergers and Acquisitions

Re:      Whitehall Jewellers, Inc.
         Schedule 13D filed by Seymour Holzman, file no. 005-46037, filed January 6, 2006
         Schedule 13D filed by Prentice Capital Management, LP and its affiliates ("Prentice"), file no. 005-46037, filed January 9, 2006(1)
         -----------------------------------------------------------------

Dear Ms. Murphy:

     This firm is counsel to Prentice Capital Management, LP ("Prentice"). On behalf of Prentice, including its affiliates and representatives (collectively, the "REPORTING PERSON"), this letter is sent in response to the comments of the Staff of the Securities and Exchange Commission (the "COMMISSION") set forth in its letter dated January 10, 2006 (the "COMMENT LETTER") concerning the above-referenced filing by the Reporting Person on Schedule 13D/A on January 6, 2006. This letter is being submitted solely on behalf of the Reporting Person. However, the letter includes certain responsive information concerning Holtzman Opportunity Fund, L.P. ("Holtzman") that has been obtained from documents filed publicly by Holtzman or from communications with Holtzman or its counsel.

     For the convenience of the Staff, we have repeated each of the Staff's comments IN ITALICS immediately above the responses to each corresponding comment.

--------------------------

(1) Prentice Capital Management, LP respectfully submits that its Schedule 13D/A was filed prior to 5:30 p.m. EST on Friday, January 6, 2006, making the filing date January 6, 2006. Prentice Capital Management, LP was advised by Holtzman Opportunity Fund, L.P. that Holtzman's Schedule 13D/A was filed after 5:30 p.m. EST on January 6, 2006. Accordingly, the Schedule 13D/A filed by Holtzman Opportunity Fund, L.P. was not publicly available via EDGAR until Monday, January 9, 2006.

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 2


     The responses to the Staff's comments set forth in the Comment Letter are respectfully submitted as follows:

     1. TELL US THE PURPOSE OR PURPOSES OF THE ACQUISITION OF SECURITIES OF THE COMPANY, DESCRIBING ANY PLANS OR PROPOSALS WHICH PRENTICE MAY HAVE WHICH RELATE TO OR WOULD RESULT IN THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER. SEE ITEM 4 OF SCHEDULE 13D.

     The Reporting Person respectfully refers the Staff to Item 4 of its
Schedule 13D/A for an understanding of the purpose or purposes of the acquisition of securities of Whitehall Jewellers, Inc. ("Whitehall" or the "Company") by the Reporting Person. As stated therein, securities of the Company are being acquired by the Reporting Person and Holtzman to vote in favor of (A) the proposals to issue Shares pursuant to the terms of the Notes, (B) an amendment to the Company's certificate of incorporation providing for a 1-for-2 reverse stock split, and (C) the election of persons designated by the Investors to the Company's board of directors, and to vote against the nominees to the Company's board of directors proposed by Newcastle Partners, L.P. and its affiliates ("Newcastle"). The Reporting Person respectfully refers the Staff to
Item 4 of its Schedule 13D filed October 13, 2005 for a description of any plans or proposals the Reporting Person may have that relate to or would result in the acquisition by any person of additional securities of the issuer. As stated therein, the Reporting Person intends to continue to review and evaluate its investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Person and general stock market, economic and other factors that the Reporting Person may deem relevant from time to time, the Reporting Person may maintain its investment at current levels or sell all or a part of its investment, or acquire additional shares or other securities of the Company. Further, as stated therein, the Reporting Person may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate or modify plans or proposals with respect to any such matters, subject to the terms and conditions set forth in the Securities Purchase Agreement entered into by the Company, the Reporting Person and Holtzman as of October 3, 2005. As contemplated by the foregoing and as reflected in Item 4 to Amendment No. 5 to the Reporting Person's Schedule 13D being filed with the Commission this morning (a copy of which is enclosed herewith), and consistent with an amendment to Holtzman's 13D that Holtzman advises will be filed today, from time to time the Reporting Person and Holtzman have or may have discussions with a limited number of other shareholders of Whitehall about possible negotiated purchases of shares of the Company's stock.

     2. THE SCHEDULES 13D REFERENCED ABOVE INCLUDE THE REPORTING OF THE ACQUISITION OF SECURITIES FROM FOUR SECURITY HOLDERS. ONLY THE "BIG BOY" LETTER ADDRESSED TO MR. HARMAN INCLUDES THE "SALE DATE," AS STATED IN THE FIRST PARAGRAPH OF SUCH LETTERS. THE HARMAN LETTER STATES THAT THE SALE DATE IS DECEMBER 30, 2005. TELL US THE SALE DATES OF THE OTHER LETTERS FOUND IN THESE SCHEDULES 13D. IN THIS RESPECT, IT APPEARS THAT FOR AT LEAST ONE PURCHASE, THE TRADE WAS EFFECTIVE AND THE SHARES WERE VOTED ON DECEMBER 30, 2005, BUT THE TRANSACTION WAS PAID FOR ON JANUARY 4, 2006.

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 3


          FURTHER AND IN ADDITION TO THE SALE DATES, PLEASE PROVIDE A DETAILED DESCRIPTION OF THE FACTS AND CIRCUMSTANCES SURROUNDING THESE AND ALL OTHER PURCHASES, INCLUDING, BUT NOT LIMITED TO, HOW YOU BECAME AWARE SUCH INDIVIDUALS WERE SECURITY HOLDERS OF WHITEHALL AND BY WHOM, HOW YOU ACQUIRED THE CONTACT INFORMATION FOR EACH SECURITY HOLDER, THE INITIAL DATE YOU CONTACTED SUCH SECURITY HOLDERS, WHEN EACH SECURITY HOLDER AGREED TO SELL YOU SECURITIES, THE SALE DATE OF EACH SALE AND HOW YOU DEFINE DATE OF SALE. IN CONNECTION WITH THESE DETAILS, TELL US WHICH SCHEDULES 13D REPORT SUCH ACQUISITIONS AND THE DATES SUCH REPORTS WERE FILED AND HOW YOU CONSIDER SUCH TIMING TO MEET YOUR OBLIGATION TO PROMPTLY FILE AMENDMENTS DISCLOSING CHANGES IN BENEFICIAL OWNERSHIP REPORTING AS REQUIRED BY RULE 13D-2. AS YOU ARE AWARE, A MATERIAL CHANGE WOULD INCLUDE A 1% INCREASE OR DECREASE IN THE AMOUNT OF SECURITIES HELD. SEE RULE 13D-2(A). FURTHER, IT IS THE POSITION OF THE STAFF THAT A PROMPT FILING REQUIREMENT IS MET WITHIN ONE TO TWO BUSINESS DAYS.

     The Reporting Person respectfully submits that the referenced Schedules 13D/A identify the acquisition of securities from three security holders:
Matthew Harman ("Mr. Harman"), Myron Kaplan ("Mr. Kaplan"), and Couchman Capital LLC ("Couchman"), and further submits that the referenced Schedules 13D/A reflect that the Reporting Person acquired securities from Messrs. Harman and Kaplan, and that Holtzman acquired securities from Mr. Kaplan and from Couchman.

     The Reporting Person notes that representatives of the Reporting Person, Jonathan Duskin and Charles G. Phillips, and a representative of Holtzman, Seymour Holtzman, have been nominated for election to the Company's Board of Directors, as disclosed in Schedule 14A filed by the Company on December 27, 2005, in the preliminary proxy materials filed by the Company on December 19, 2005, and in the referenced Schedules 13D/A filed by the Reporting Person and Holtzman. As director nominees, they are in communication with D.F. King, the Company's agent for the solicitation of proxies, and were provided by D.F. King with the identities of certain of the Company's shareholders, and with contact information for such shareholders.

     The referenced Schedule 13D/A filed by the Reporting Person identified the Reporting Person's acquisition of securities from Messrs. Harman and Kaplan. The Reporting Person was advised by Holtzman that Holtzman was contacted initially by a representative of Mr. Harman late in the afternoon on December 30, 2005, and that Mr. Harman expressed an interest in a negotiated private sale of Whitehall securities. Mr. Harman subsequently entered into a negotiated "Big Boy" letter dated January 4, 2006 but executed January 5, 2006, pursuant to which he agreed to sell 213,333 shares of common stock of the Company to the Reporting Person at a price of $1.20 per share, for a total purchase price of $255,999.60, and agreed to transfer the stock on or before January 5, 2006 (the "Closing Date"), whereupon the purchase price would be forwarded to him. The Reporting Person acknowledges the Commission's statement that the sale date is indicated in the Big Boy letter as being December 30, 2005. However, in view of the fact that the transaction was conditioned on the execution of a "Big Boy" letter, which was not agreed upon and executed until January 5, 2006, and the acquired shares were not transferred to the Reporting Person until that date, the Reporting Person considers January 5, 2006 to be the date of the sale. On that date,

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page4


the number of shares subject to purchase was reduced from 213,333 shares, the amount identified in the "Big Boy" letter, to 163,433 shares, and the purchase price was thereby reduced from $255,999 to $196,119.60. The Reporting Person filed the referenced Schedule 13D/A disclosing the trade on January 6, 2006, one business day later, which it believes meets the prompt filing requirement as articulated by the Staff it its letter.(2)

     The Reporting Person considers January 6, 2006 to be the date of the sale of securities by Mr. Kaplan, which Holtzman also took the lead in negotiating. As referenced in the "Big Boy" letter dated January 5, 2006, the transaction with Mr. Kaplan involved the sale of 816,000 shares of common stock, of which 204,000 shares were sold to Holtzman and 612,000 shares were sold to the Reporting Person, at a price of $1.20 per share, subject to increase in the event Newcastle Partners, L.P. ("Newcastle") consummates a tender offer for shares of Whitehall common stock at a price in excess of $1.20 per share, in which case Holtzman and the Reporting Person shall pay to Mr. Kaplan the difference between $1.20 per share and the per share price paid by Newcastle in connection with the tender offer payable on the same date that Newcastle pays the tendering Whitehall shareholders for their shares. In view of the fact that the acquired shares were transferred to the Reporting Person on January 6, 2006, the Reporting Person considers January 6 to be the sale date for the transaction with Mr. Kaplan. The disclosure of the trade by the Reporting Person on January 6, 2006 meets the prompt filing requirement as articulated by the Staff in its letter. The disclosure of the trade by Holtzman after the close of business on January 6, 2006 also meets the prompt filing requirement as articulated by the Staff in its letter.

     The Reporting Person was advised by Holtzman that Holtzman purchased 153,000 shares of Whitehall common stock from Couchman on January 5, 2006, in a privately negotiated transaction that is reported in the referenced Schedule 13D/A filed by Holtzman after the close of business on January 6, 2006.

     3.   IT APPEARS THAT YOU MAY BE WORKING WITH WHITEHALL'S PROXY SOLICITOR
          TO MAKE OFFERS TO PURCHASE SECURITIES, SUBJECT TO VOTES OF SUCH SECURITIES IN FAVOR OF THE PROPOSAL THAT RELATES TO THE PRENTICE FINANCING IN WHITEHALL'S PROXY STATEMENT. IT APPEARS THAT PRENTICE AND ITS AFFILIATES ARE SOLICITING PROXIES AND MAY BE PARTICIPANTS IN WHITEHALL'S PROXY SOLICITATION THAT SHOULD BE ADDED TO THE COMPANY'S PROXY STATEMENT IN ACCORDANCE WITH ITEMS 4 AND 5 OF SCHEDULE 14A. TELL US, IN A SUPPLEMENTAL RESPONSE, WHY PRENTICE AND ITS AFFILIATES ARE NOT CURRENTLY DISCLOSED AS PARTICIPANTS IN SUCH SOLICITATION AND WHAT EXEMPTION FROM PROXY FILING REQUIREMENTS, IF ANY, YOU BELIEVE SUCH PARTIES MEET. SEE PROXY RULE 14A-2. IN SUCH RESPONSE, YOU SHOULD PROVIDE AN EXPLANATION AS TO HOW A SECURITY HOLDER CONTACTING THE PROXY SOLICITOR WAS THEN IMMEDIATELY CONTACTED BY A PRENTICE REPRESENTATIVE, AS ALLEGED IN THE NEWCASTLE COMPLAINT. PLEASE TELL US YOUR CONTACT WITH THE PROXY SOLICITOR, WHITEHALL, OR ANY REPRESENTATIVES OR

-----------------------------

(2) On January 9, 2006, the Reporting Person acquired from Mr. Harman 49,900 shares of Whitehall common stock at a price of $1.20 per share, for a total purchase price of $59,880, representing the remaining shares contemplated to be sold by Mr. Harman as part of the January 5, 2006 sale of stock from Mr. Harman to the Reporting Person. The Reporting Person disclosed this transaction in Amendment No. 5 to the Reporting Person's Schedule 13D being filed with the Commission this morning, a copy of which is enclosed herewith.

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 5


          AFFILIATES OF EITHER OF THOSE ENTITIES, REGARDING SECURITY HOLDER IDENTIFICATION OR CONTACT INFORMATION, AND THE ACTUAL COURSE OF EVENTS, TO YOUR KNOWLEDGE, IN THE INSTANCE REFERENCED IN THE NEWCASTLE COMPLAINT. TELL US OF ANY OTHER INSTANCE THAT THE CONTACT INFORMATION OF SECURITY HOLDERS CONTACTING THE COMPANY'S PROXY SOLICITOR OR WHITEHALL ITSELF WAS GIVEN TO PRENTICE OR ANY OF ITS REPRESENTATIVES OR AFFILIATES.

     As noted above, the Reporting Person and Holtzman each received from Whitehall's proxy solicitor a list identifying certain Whitehall shareholders and their contact information. To the extent the Reporting Person and Holtzman have communicated with a limited number of shareholders of the Company about possible negotiated purchases of their shares, together with proxies to vote such shares or an agreement to vote those shares, such contacts are permissible under the proxy rules. The Reporting Person respectfully submits that approaching shareholders in order to negotiate possible purchases of their shares, together with proxies to vote such shares or an agreement from the seller of the shares to vote those shares, does not constitute a "solicitation" under the proxy laws. 17 C.F.R. 240.14a-2(a)(2) (exempting solicitations by a person in respect of securities of which he is the beneficial owner); Aranow & Einhorn, ON PROXY CONTESTS FOR CORPORATE CONTROL ss. 5.03(B)(2) (2000) ("exemption permits persons who buy stocks after the record date set for a shareholder meeting . . . to obtain and exercise voting rights...").

     Moreover, to the extent any shareholder contacts made by the director nominees may be deemed to constitute "solicitations" of proxies, those contacts also are permissible by the proxy rules, since director nominees are within the group of persons who may solicit proxies. SEE 17 C.F.R. 240.14a-2(b)(1)(iv). Here, there can be no claim that the contacted shareholders lacked information needed to make informed decisions, since the professional backgrounds and relationships of the director nominees already had been disclosed publicly, in the Company's Schedule 14A filed on December 27, 2005, in the Company's preliminary proxy materials filed on December 19, 2005, and in the referenced Schedules 13D/A.

     With respect to the allegation related to the Newcastle complaint, the Reporting Person is advised by Holtzman that the Company's proxy solicitor had contacted a substantial shareholder who indicated that he did not expect to vote in favor of the Company's proposals. The proxy solicitor passed that information on to Mr. Holtzman to follow up in an effort to see if Mr. Holtzman might persuade that shareholder to change his mind. Holtzman has advised that after discussion, the shareholder ultimately agreed to a negotiated sale of his shares to Holtzman, and Holtzman disclosed the transaction in the referenced Schedule 13D/A.

     4. PLEASE TELL US THE NUMBER OF WHITEHALL SECURITY HOLDERS AND THE PERCENTAGE OF WHITEHALL SECURITIES EACH SECURITY HOLDER HELD AT THE TIME OF CONTACT, THAT PRENTICE HAS CONTACTED SINCE NOVEMBER 29, 2005, THE DATE OF THE NEWCASTLE PROXY STATEMENT. TELL US WHY PRENTICE'S CONTACT OF SUCH SECURITY HOLDERS DOES NOT CONSTITUTE A TENDER OFFER SUBJECT TO REGULATION 14E OF THE EXCHANGE ACT.

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 6


     The Reporting Person advises that it has been informed by D.F. King, the Company's proxy solicitor, that there are approximately 2,200 beneficial owners of Whitehall common stock. Since November 29, 2005, the Reporting Person has communicated with a total of three sophisticated investors holding Whitehall common stock concerning possible negotiated purchases of securities from such investors, representing what the Reporting Person believes to be less than approximately 3.5% of the Company's stock. Holtzman advised the Reporting Person that Holtzman has communicated with a total of seven or eight sophisticated investors in Whitehall common stock concerning possible negotiated purchases of securities from those investors (including two or three of which the Reporting Person also communicated with). Collectively, the Reporting Person and Holtzman communicated with a total of eight different sophisticated investors concerning possible negotiated purchases of Whitehall common stock, and three of the eight investors directly or indirectly initiated their contact with Holtzman, rather than the reverse.

     The Reporting Person does not believe its communications with Whitehall shareholders individually, or its communications with Whitehall shareholders collectively with Holtzman's communications, constitute a tender offer subject to Regulation 14E of the Exchange Act for the reasons identified in WELLMAN V. DICKINSON, 475 F. Supp. 783 (S.D.N.Y. 1979), HANSON TRUST PLC V. SCM CORPORATION, 774 F.2d 47 (2d Cir. 1985), and their progeny, which authority has been recognized by the Commission. Of particular significance is the fact that the Reporting Person and Holtzman collectively communicated with a total of only eight (8) Whitehall shareholders concerning possible negotiated purchases of securities from such holders -- all of which were sophisticated investors -- out of a total of 2,200 beneficial owners of the Company's stock.

     To the extent any shares were purchased in connection with the aforesaid communications, each of the sellers acknowledged and confirmed in "Big Boy" letters that the seller (i) made an independent decision to sell the stock, (ii) is a sophisticated investor with respect to the stock, (iii) is capable of evaluating the merits and risks of the sale, (iv) is capable of protecting his own interests in connection with the sale, (v) had adequate information on which the decision was based, notwithstanding the recognized disparity of information as between the investor and the Reporting Person, and (vi) did not rely on any information furnished by the Reporting Person or its representatives or by any third person in making the independent decision to sell the stock. As acknowledged by the selling shareholders themselves in the "Big Boy" letters, none of the sellers lacked information needed to make an informed decision with respect to the transaction. Moreover, each "Big Boy" letter expressly disclosed, respectively, (i) the Reporting Person's and/or Holtzman's participation in a $30 million bridge loan to Whitehall, (ii) that the Reporting Person and/or Holtman are shareholders of Whitehall, and (iii) that certain representatives of the Reporting Person and/or Holtzman are director nominees of Whitehall.

     In addition, the Reporting Person confirms that none of the shareholders that communicated with the Reporting Person concerning a possible negotiated purchase of Whitehall securities was pressured to sell its securities or to make an ill-considered decision with

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 7


respect to the sale, and, in fact, none sold its securities as a result of said communication. Moreover, none of the possible negotiated purchases by the Reporting Person were contingent on the sale of a fixed number of securities nor open only for a limited time period. The Reporting Person is advised by Holtzman that none of the shareholders that communicated with Holtzman, including those shareholders that sold securities in connection with such communication, was pressured to sell those securities, and that no offer to buy was made only for a limited time period or was contingent on the sale of a fixed number of shares. The Reporting Person further notes that there was no widespread publicity related to such sales, and the sales related to no more than 7.1% of the Company's stock. In addition, the Reporting Person notes that the purchases were the result of individually negotiated transactions, made on different terms, not all at the same prices, and were not part of any widespread solicitation of shareholders. The Reporting Person respectfully submits that the factors identified in WELLMAN and HANSON that may result in a private offer of securities being deemed a tender offer simply are not present here, and that under the totality of the circumstances, the Reporting Person's and Holtzman's communication with a handful of sophisticated Whitehall shareholders does not constitute a tender offer subject to Regulation 14E of the Exchange Act.

Celeste M. Murphy, Esq.
Securities and Exchange Commission
January 17, 2006
Page 8


     Please note that the acknowledgement requested by the Staff is attached hereto as Exhibit A, and, as noted, enclosed herewith is a copy of Amendment No. 5 to the Reporting Person's Schedule 13D being filed with the Commission this morning.

     If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2519.

                                                     Very truly yours,

                                                     /s/ Robert Goldstein
                                                     ------------------------
                                                     Robert Goldstein

                                    EXHIBIT A


                         Prentice Capital Management, LP
                          623 Fifth Avenue, 23rd floor
                               New York, NY 10020


     In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the "COMMISSION") set forth in its letter dated January 10, 2006 concerning certain filings by Prentice Capital Management, LP and affiliated entities (the "REPORTING PERSON") on Schedule 13D, the Reporting Person hereby acknowledges that:

     o the Reporting Person is responsible for the adequacy and accuracy of the disclosure in its Schedule 13D filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Reporting Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the Reporting Person has executed this instrument as of the 17th day of January, 2006.

                                       PRENTICE CAPITAL MANAGEMENT, LP

                                       By:   /s/  Jonathan Duskin
                                             --------------------------------
                                             Name:  Jonathan Duskin
                                             Title: Managing Director